STAND GIANT INTERNATIONAL LIMTED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Stand Giant International Limited

Consolidated Financial Statements

December 31, 2011 and 2010

Table of Contents

Page

Report of Independent Registered Public Accounting Firm

1

Consolidated Balance Sheets

2

Consolidated Statements of Operations

3

Consolidated Statements of Comprehensive Income (Loss)

4

Consolidated Statements of Changes in Equity

5

Consolidated Statements of Cash Flows

6

Notes to Consolidated Financial Statements

7

Patrizio & Zhao, LLC

Certified Public Accountants and Consultants

322 Route 46 West

Parsippany, NJ 07054

Member of

Tel:  (973) 882-8810

Fax: (973) 882-0788

Alliance of worldwide accounting firms

www.pzcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Stand Giant International Limited

We have audited the accompanying consolidated balance sheets of Stand Giant International Limited (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stand Giant International Limited as of December 31, 2011 and 2010, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 17 to the consolidated financial statements, the December 31, 2011 and 2010 financial statements have been restated to correct certain misstatements.

Parsippany, New Jersey

June 22, 2012

(Except for Note 1, 2, 6, 7, 8, 11, 15 and 17

as to which the date is November 21, 2012)

Stand Giant International Limited

Consolidated Balance Sheets

	December 31	December 31
	2011	2010
Assets	(Restated)	(Restated)
Current assets:
Cash and cash equivalents	$ 291,018	$ 116,680
Inventory	43,883	67,380
Due from shareholder	-	38,835
Other current assets	42,130	-
Total current assets	377,031	222,895

Property and equipment, net	5,537,605	3,061,478

Other assets:
Intangible assets	251,083	-
Goodwill	774,779	-
Deposits for business acquisition	31,480	75,850
Total other assets	1,057,342	75,850

Total assets	$ 6,971,978	$ 3,360,223

Liabilities
Current liabilities:
Accounts payable	$ 24,110	$ 2,957
Current portion of long-term auto loan	22,174	-
Current portion of capital lease obligation	27,372	-
Outstanding obligation for acquisition of Kunyuan	779,130	-
Loan from unrelated party	172,463	-
Other current liabilities	19,653	139,434
Total current liabilities	1,044,902	142,391

Long-term liabilities:
Long-term auto loan, less current portion	35,830	-
Capital lease obligation, less current portion	13,846	-
Due to shareholder	3,525,723	772,175
Total long-term liabilities	3,575,399	772,175

Total liabilities	4,620,301	914,566

Commitments and contingencies

Equity
Stockholders’ equity:
Common stock	1,285	-
Additional paid-in capital	1,992,400	2,001,845
Retained deficit	(184,067)	(17,451)
Accumulated other comprehensive income	532,615	461,263
Total stockholders’ equity	2,342,233	2,445,657

Noncontrolling interest	9,444	-

Total equity	2,351,677	2,445,657

Total liabilities and equity	$ 6,971,978	$ 3,360,223

Stand Giant International Limited

Consolidated Statements of Operations

	For the Years Ended December 31
	2011	2010
	(Restated)	(Restated)

Sales	$ 95,910	$ 68,103

Cost of sales	72,793	55,283

Gross profit	23,117	12,820

Operating expenses
General and administrative expenses	189,387	88,290

Loss from operations	(166,270)	(75,470)

Other expenses:
Interest expense	111	467
Other miscellaneous expenses	235	5,520

Total other expenses	346	5,987

Loss before provision for income taxes	(166,616)	(81,457)

Provision for income taxes	-	-

Net loss	(166,616)	(81,457)

Less: net loss attributable to noncontrolling interest	-	-

Net loss attributable to Stand Giant International Limited	$ (166,616)	$ (81,457)

Stand Giant International Limited

Consolidated Statements of Comprehensive Income (Loss)

	For the Years Ended December 31
	2011	2010
	(Restated)	(Restated)

Net loss	$ (166,616)	$ (81,457)

Other comprehensive income
Foreign currency translation adjustment	71,352	83,431

Total other comprehensive income	71,352	83,431

Comprehensive income (loss)	(95,264)	1,974

Less: comprehensive income attributable to the
noncontrolling interest	-	-

Comprehensive income (loss) attributable to Stand Giant International Limited	$ (95,264)	$ 1,974

Stand Giant International Limited

Consolidated Statements of Changes in Equity

				Accumulated
		Additional		Other	Total	Noncon-
	Common	Paid-in	Retained	Comprehensive	Stockholders’	trolling	Total
	stock	Capital	Deficit	Income	Equity	Interest	Equity
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)

Balance at January 1, 2010:	$ -	$1,851,545	$ 64,006	$ 377,832	$ 2,293,383	$ -	$2,293,383

Net loss	-	-	(81,457)	-	(81,457)	-	(81,457)
Other comprehensive income:	-				-	-	-
Foreign currency translation adjustment	-	-	-	83,431	83,431	-	83,431

Comprehensive income	-	-	-	-	1,974	-	1,974

Capital contribution from stockholders	-	150,300	-	-	150,300	-	150,300

Balance at December 31, 2010:	$ -	$2,001,845	$ (17,451)	$ 461,263	$ 2,445,657	$ -	$2,445,657

Net loss	-	-	(166,616)	-	(166,616)	-	(166,616)
Other comprehensive income:
Foreign currency translation adjustment	-	-	-	71,352	71,352	-	71,352

Comprehensive income	-	-	-	-	(95,264)	-	(95,264)

Acquisition of Kunyuan	1,285	(9,445)	-	-	(8,160)	9,444	1,284

Balance at December 31, 2011:	$ 1,285	$1,992,400	$ (184,067)	$ 532,615	$2,342,233	$ 9,444	$2,351,677

Stand Giant International Limited

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2011	2010
	(Restated)	(Restated)
Cash flows from operating activities:
Net loss	$ (166,616)	$ (81,457)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and amortization	25,051	11,077
Changes in current assets and current liabilities:
Inventory	25,625	(6,086)
Accounts payable	4,915	2,884
Other current assets	(39,050)	2,717
Other current liabilities	(129,963)	100,144
Total adjustment	(113,422)	110,736

Net cash provided by (used in) operating activities	(280,038)	29,279

Cash flows from investing activities:
Acquisition of property and equipment	(1,642,008)	(799,298)
Acquisition of Kunyuan, net of cash	(703,762)	-
Due from shareholder	39,670	(37,873)
Deposits for business acquisition	(30,992)	(73,970)
Net cash used in investing activities	(2,337,092)	(911,141)

Cash flows from financing activities:
Loan from unrelated party	172,154	-
Principal payments on auto loan	(18,084)	-
Principal payments on capital lease obligation	(33,112)	-
Due to shareholder	2,668,768	753,036
Additional paid-in capital	1,285	147,940
Net cash provided by financing activities	2,791,011	900,976

Effect of foreign currency translation	457	486

Net increase in cash and cash equivalents	174,338	19,600

Cash and cash equivalents – beginning	116,680	97,080
Cash and cash equivalents – ending	$ 291,018	$ 116,680

Supplemental disclosure of cash flow information:
Cash paid for interest	$ 111	$ 467
Cash paid for income tax	$ -	$ -

Supplemental schedule of non-cash activities:
Outstanding obligation for acquisition of Kunyuan	$ 779,130	$ -

Stand Giant International Limited

Notes to Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Stand Giant International Limited (“Stand Giant”) was incorporated on February 18, 2011 in the city of Hong Kong, the People’s Republic of China (“PRC”), with registered 10,000 shares of common stock, par value of HK$1 per share, amounted $1,285 (HK$10,000). The accompanying consolidated financial statements include the financial statements of Stand Giant and its subsidiaries (collectively the “Company”). The Company is currently engaged in the business of selling pharmaceutical drugs, medicines and chemical reagents. Its immediate future primary business plan is to propagate yew, extract paclitaxel from yew, and sell paclitaxel extraction.

On May 13, 2011, Stand Giant contributed capital of $157,400 to form Hongshan Energy Technology Services (Taiyuan) Company, Ltd., a Wholly Foreign-Owned Enterprise (“WFOE”) in the city of Taiyuan, Shanxi Province, PRC.

On June 28, 2011, WFOE entered into a series of agreements, including an Exclusive Consulting Service Agreement, a Call Option Agreement, and a Share Pledge Agreement (collectively “Hongshan Agreements”) with Shanxi Hongshan Pharmaceuticals Co., Ltd. (“Hongshan Pharmaceuticals”), and its shareholders Jiayue Zhang and Tong Zhang. Hongshan Pharmaceuticals was incorporated on August 4, 2000 under the laws of the PRC. After the execution of the Hongshan Agreements, Hongshan Pharmaceuticals became the WFOE’s Variable Interest Entities (“VIE”) as defined in FASB ASC 810 (formerly FIN-46R).

On the same day, WFOE entered into an Exclusive Consulting Service Agreement, a Call Option Agreement, and a Share Pledge Agreement (collectively “Renji Agreements”) with Jinzhong Renji Pharmaceuticals Co., Ltd. (“Renji Pharmaceuticals”), and its shareholders Jinying Zhang and Fuying Zhang. Renji Pharmaceuticals was incorporated on June 5, 2007 under the laws of the PRC. After the execution of the Renji Agreements, Renji Pharmaceuticals became WFOE’s VIE as defined in FASB ASC 810 (formerly FIN-46R).

On December 27, 2011, Hongshan Pharmaceuticals acquired 94% equity interest in Shanxi Kunyuan Health Products Co., Ltd. (“Kunyuan”). As a result of the acquisition, Kunyuan became a majority owned subsidiary of Hongshan Pharmaceuticals. The purchase price of the business was $1,574,000. As of December 31, 2011, the Company has paid $794,870 and the outstanding obligation for acquisition was $779,130.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

As disclosed in Note 1, WFOE entered into an Exclusive Consulting Service Agreement, a Call Option Agreement and a Share Pledge Agreement (collectively “Hongshan Agreements”) with Shanxi Hongshan Pharmaceuticals Co., Ltd. (“Hongshan Pharmaceuticals”), and its shareholders Jiayue Zhang and Tong Zhang.  Under FASB ASC 810-10 (formerly FIN 46R), Hongshan Pharmaceuticals is the variable interest entity, or VIE, of WFOE by virtue of Hongshan Agreements. As Hongshan Pharmaceuticals’ sole purpose and objective is to provide resources and consulting service to WFOE, WFOE is the primary beneficiary that can consolidate Hongshan Pharmaceuticals. Therefore, Hongshan Pharmaceuticals and its controlled subsidiary, Kunyuan, are consolidated into the Company’s financial statements.

Besides, WFOE entered into an Exclusive Consulting Service Agreement, a Call Option Agreement, and a Share Pledge Agreement (collectively “Renji Agreements”) with Jinzhong Renji Pharmaceuticals Co., Ltd. (“Renji Pharmaceuticals”), and its shareholders Jinying Zhang and Fuying Zhang.  Under FASB ASC 810-10 (formerly FIN 46R), Renji Pharmaceuticals is the variable interest entity, or VIE, of WFOE by virtue of Renji Agreements. As Renji Pharmaceuticals’ sole purpose and objective is to provide resources and consulting service to WFOE, WFOE is the primary beneficiary that can consolidate Renji Pharmaceuticals. Therefore, Renji Pharmaceuticals is consolidated into the Company’s financial statements. All inter-company transactions and balances have been eliminated in consolidation

Stand Giant International Limited

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIS OF PRESENTATION (CONTINUED)

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Stated of America (“US GAAP”). All significant intercompany balances and transactions have been eliminated in consolidation.

In preparing the accompanying consolidated financial statements, the Company evaluated the period from December 31, 2011 through the date the financial statements were issued for material subsequent events requiring recognition or disclosure. Events identified for this period are described in Note 16.

USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include intangible assets, useful lives, and income taxes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

In accordance with FASB ASC Topic 230, "Statement of Cash Flows", the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

INVENTORY

Inventory is stated at the lower of cost or market. Cost is determined using the weighted-average cost method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable values, if any. Management continually evaluates the recoverability based on assumptions about customer demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. As of December 31, 2011 and 2010, no provisions were deemed necessary as no obsolete and slow-moving inventories were observed.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is calculated based on the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Electronic equipment	5 years
Vehicles	10 years
Machinery and equipment	10 years
Buildings and improvements	10 to 20 years

Construction in progress primarily represents the construction costs of buildings, machinery and equipment. Costs incurred are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Cost of repairs and maintenance is expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the statements of operations and comprehensive income.

INTANGIBLE ASSETS

Intangible assets are stated at cost. Intangible assets with finite life are amortized over their estimated useful lives using the straight-line method. Intangible assets with infinite life are not subject to amortization and are tested for impairment at least annually to determine possible impairment loss. Land use rights are amortized on a straight-line basis over their contractual terms of 50 years. Amortization is included in general and administrative expenses.

Stand Giant International Limited

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

Revenue is recognized in accordance with SAB No. 104, “Revenue Recognition” (codified under ASC 605 “Revenue Recognition”). It provides that revenue be recognized when products are shipped, title and risk of loss is passed to the customers and collection is reasonably assured. Payments received prior to the satisfaction of above criteria are deferred.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

VALUE ADDED TAXES

Under the Provisional Regulations of the PRC’s Value Added Tax (“VAT”) law, the Company is responsible for collecting VAT on sales of products and paying VAT on purchases of raw materials. Sales and cost of sales are reported net of VAT. At the end of each month, a net amount in favor of sales VAT will be remitted to the central government while a net amount in favor of purchase VAT will be carried forward to offset future sales VAT.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1- Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date;

Level 2- Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data;

Level 3- Inputs are unobservable inputs which reflect the reporting entity’s own assumptions of what the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, other receivables, account payable, other payables and accrued expenses approximate their fair market value based on the short-term maturity of these instruments. The carrying value of the long-term debt approximates fair value based on market rates and terms currently available to the Company. The Company did not identify any other assets or liabilities that are required to be presented on the consolidated balance sheets at fair value in accordance with ASC 820.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The financial position and results of operations of the Company are determined using local currency (Chinese Yuan) as the functional currency. Assets and liabilities are translated at the prevailing exchange rate in effect at each year end. Contributed capital accounts are translated using the historical rate of exchange when capital is contributed. Income statement accounts are translated at the average rate of exchange during the year. Currency translation adjustments arising from the use of different exchange rates are included in accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

The exchange rates used to translate amounts in RMB into US Dollars for the purposes of preparing the consolidated financial statements were as follows:

Stand Giant International Limited

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS (CONTINUED)

	December 31, 2011	December 31, 2010
Balance sheet items, except for stockholders’
equity items	RMB 1: US$0.15740	RMB 1: US$0.15170

Amounts included in the statements of operations
and comprehensive income, and statements of
cash flows	RMB 1: US$0.15496	RMB 1: US$0.14794

Stockholders’ equity items	Historical rate	Historical rate

COMPREHENSIVE INCOME

The Company has adopted FASB ASC Topic 220, “Reporting Comprehensive Income”, which establishes rules for the reporting and display of comprehensive income, its components and accumulated balances. ASC 220 defines comprehensive income to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on available-for-sale securities, except those resulting from investments by owners and distributions to owners.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-12, Comprehensive Income (Topic 220) (“ASU 2011-12”). ASU 2011-12 allows deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income in ASU No. 2011-05. This update is effective at the same time as the amendments in ASU No. 2011-05. The adoption of this ASU will not have a material impact on the Company’s financial statements.

In December 2011, FASB issued ASU No. 2011-11, Balance Sheet (Topic 210) (“ASU 2011-11). ASU 2011-11 provides enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. The objective of this update is to facilitate comparison of entities that prepare their financial statements on the basis of U.S. generally accepted accounting principles (“GAAP”) with those preparing their financial statements on the basis of International Financial Reporting Standards (“IFRS”). ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this ASU will not have a material impact on the Company’s financial statements.

In June 2011, FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220) (“ASU 2011-05). ASU 2011-05 provides guidance on presentation of comprehensive income with an objective to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. To increase the prominence of items reported in other comprehensive income and to facilitate convergence of GAAP and IFRS, FASB decided to eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, among other amendments in ASU 2011-05. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this ASU will not have a material impact on the Company’s financial statements.

In May 2011, FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820) (“ASU 2011-04). ASU 2011-04 provides amendments to achieve common fair value measurement and disclosure requirements in GAAP and IFRS. The amendments are effective for public entities for interim and annual periods beginning after December 15, 2011, and should be applied prospectively. Early adoption is not permitted for public entities. The adoption of this ASU will not have a material impact on the Company’s financial statements.

NOTE 3 – INVENTORY

Inventory consists of medicines and chemical reagents held for sale by Renji Pharmaceuticals. Total inventory as of December 31, 2011 and 2010 was $43,883 and $ 67,380, respectively.

Stand Giant International Limited

Notes to Consolidated Financial Statements

NOTE 4 – OTHER CURRENT ASSETS

Other current assets as of December 31, 2011 and 2010 consist of the following:

	December 31, 2011	December 31, 2010

Advance payments to building contractor	$ 36,045	$ -
Miscellaneous receivables	6,085	-
Total	$ 42,130	$ -

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2011 and 2010 consist of the following:

	December 31, 2011	December 31, 2010

Electronic equipment	$ 16,295	$ 12,162
Vehicles	134,829	40,535
Machinery and equipment	156,850	29,581
Buildings and improvements	611,638	-
Subtotal	919,612	82,278
Less: accumulated depreciation	34,952	13,353
	884,660	68,925
Add: construction in progress	4,652,945	2,992,553
Total	$ 5,537,605	$ 3,061,478

Depreciation expense for the years ended December 31, 2011 and 2010 was $20,770 and $11,077, respectively.

NOTE 6 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2011 and 2010 consist of the following:

	December 31, 2011	December 31, 2010

Land use rights	$ 255,364	$ -
Less: accumulated amortization	4,281	-
Total	$ 251,083	$ -

Intangible assets are stated at cost. Intangible assets with finite life are amortized over their estimated useful life using straight-line method. Amortization expense for the year ended December 31, 2011 and 2010 was $4,281 and $ -0-, respectively.

NOTE 7 – GOODWILL

On December 27, 2011, the Company completed its acquisition of 94% equity interest in Kunyuan for a consideration of $1.57 million. Goodwill of $774,779, which was equal to the excess of cost over the fair value of acquired assets, was recorded in conjunction with the acquisition. Goodwill is accounted for in accordance with ASC 350 (formerly SFAS 142 “Goodwill and Other Intangible Assets”). Under ASC 350, goodwill is not amortized and is subject to impairment test, at least annually.

Stand Giant International Limited

Notes to Consolidated Financial Statements

NOTE 8 –DEPOSITS FOR BUSINESS ACQUISITION

Deposits for business acquisition consisted of the following:

	December 31,	December 31,
	2011	2010

Deposit made in connection with acquisition of Kunyuan	$ -	$ 75,850

Deposit made in connection with acquisition of Tianjin Xing’ao	31,480	-
Medical Instruments Ltd (Xing’ao)

Total	$ 31,480	$ 75,850

On December 16, 2010, as disclosed in Note 1, Hongshan Pharmaceuticals paid $75,850 (RMB 500,000) to Kunyuan as a deposit to acquire Kunyuan’s 94% equity interest. Kunyuan acquisition was completed on December 27, 2011. On December 16, 2011, Hongshan Pharmaceuticals entered into a letter of intent to acquire 100% equity interest in Xing’ao, with a deposit of $31,480 (RMB 200,000).

NOTE 9 – LOAN FROM UNRELATED PARTY

The loan is based on good-faith, and is non-interest bearing and payable on demand. There are no financial or non-financial covenants associated with the loan. The proceeds from the loan are utilized for working capital. As of December 31, 2011 and 2010, the Company had outstanding loans from unrelated party of $172,463 and $-0-, respectively.

NOTE 10 – OTHER CURRENT LIABILITIES

As of December 31, 2011 and 2010, the Company received $19,653 and $139,434 as security deposits from construction contractors, respectively. The security deposits will be paid back to the contractors after the construction projects are completed.

NOTE 11 – DUE TO SHAREHOLDER

The Company’s shareholder, Mr. Jiayue Zhang, made certain interest-free advances to the Company for working capital purposes. As of December 31, 2011 and 2010 the balance due to shareholder was $3,525,723 and $772,175, respectively. Mr. Zhang has agreed that no demand for payment will occur until December 31, 2013 and to continue providing necessary funds to the Company whenever needed.

NOTE 12– CAPITAL LEASE OBLIGATION – FUTURE MINIMUM LEASE PAYMENTS

The Company leased a machine under lease agreement that is classified as capital lease obligation. The cost of machine under capital lease obligation included in the property and equipment was $74,853 and $-0- as of December 31, 2011 and 2010, respectively. Accumulated amortization of the leased machinery as of December 31, 2011 and 2010 was $4,578 and $-0-, respectively. Depreciation of asset under capital lease was included in depreciation expense.

The future minimum lease payments required under the capital leases and the present values of the net minimum lease payments as of December 31, 2011 were as follows:

Year Ending December 31,	Amount
2012	$ 27,372
2013	13,846
Total minimum lease payments	41,218
Less: Current portion of capital	27,372
lease obligation
Long-term capital lease obligation	$ 13,846

Stand Giant International Limited

Notes to Consolidated Financial Statements

NOTE 13 – AUTO LOAN

The Company entered into a series of 36-month car purchase agreements with various dealers. The cost included in the property and equipment was $76,372 and $-0- as of December 31, 2011 and 2010, respectively. Accumulated depreciation of these cars as of December 31, 2011 and 2010 was $3,796 and $-0-, respectively.

The future minimum lease payments required under the capital leases and the present values of the net minimum lease payments as of December 31, 2011 were as follows:

Year Ending December 31,	Amount
2012	$ 22,174
2013	22,174
2014	13,656
Total minimum lease payments	58,004
Less: Current portion of auto loan	22,174
Long-term auto loan	$ 35,830

NOTE 14 – COMMITMENTS AND CONTINGENCIES

The Company has leased four pieces of land from the local villages, Yuci city of Shanxi province, PRC. Three of which were leased for 65 years effective September 1, 2009; whereas one was leased for 70 years effective September 09, 2010. The leased land is mountainous and used to plant and grow yew. The total area of land under these four leases is 2,252 acres (13,672 Mu). Annual lease payments are approximately $25,762 (RMB163,672) beginning December 31, 2009 through December 31, 2013, and thereafter will decrease to approximately $2,152 (RMB13,672) through the end of the lease term. Lease payments for the years ended December 31, 2011 and 2010 were included in construction in progress.

NOTE 15– INCOME TAX

Stand Giant was incorporated in Hong Kong, PRC. It is exempt from taxes on income or capital gains under the tax laws thereof.

The Company’s Chinese subsidiaries and VIEs are governed by PRC’s Income Tax Law and are subject to statutory income tax rate of 25%. There is no provision for income taxes as these operating subsidiaries have incurred operating losses as of December 31, 2011.

FASB ASC 740 (formerly Fin 48), Accounting for Uncertainty in Income Taxes,  clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in ASC 740 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated its tax position and has not identified any such tax uncertainties, and therefore did not accrue for any such tax liability nor did it recognize any such benefit for the year ended December 31, 2011.

NOTE 16 – SUBSEQUENT EVENTS

On March 28, 2012, the Company entered into a share exchange agreement with Taxus Pharmaceuticals, Inc. (“Taxus”) which was incorporated in the state of Delaware on February 17, 2012. Pursuant to the share exchange agreement, Taxus issued an agreement of 13,244,500 shares in exchange for all of the company’s issued and outstanding shares. As a result of the share exchange transaction, the Company became a wholly owned subsidiary of Taxus.

Stand Giant International Limited

Notes to Consolidated Financial Statements

NOTE 17– RESTATEMENT TO REFLECT CORRECTION OF ACCOUNTING ERRORS

In November 2012, management became aware that the patent of Kuyuan 919 Oral Solution had expired prior to the acquisition of Kunyuan. Accordingly, financial statements have been restated for the periods that are affected. The effect of restatement for year 2011 is as follows:

Consolidated Balance Sheets

	December 31, 2011	December 31, 2011	Effect of
	Restated	Originally	Changes
Assets
Current assets:
Cash and cash equivalents	$ 291,018	$ 291,018	$ -
Inventory	43,883	43,883	-
Due from shareholder	-	-	-
Other current assets	42,130	42,130	-
Total current assets	377,031	377,031	-

Property and equipment, net	5,537,605	5,537,605	-

Other assets:
Intangible assets	251,083	691,803	(440,720)
Goodwill	774,779	334,059	440,720
Deposits for business acquisition	31,480	31,480	-
Total other assets	1,057,342	1,057,342	-

Total assets	$6,971,978	$6,971,978	$ -

Liabilities
Current liabilities:
Accounts payable	$ 24,110	$ 24,110	$ -
Current portion of long-term auto loan	22,174	22,174	-
Current portion of capital lease obligation	27,372	27,372	-
Outstanding obligation for acquisition of Kunyuan	779,130	779,130	-
Loan from unrelated party	172,463	172,463	-
Other current liabilities	19,653	19,653	-
Total current liabilities	1,044,902	1,044,902	-

Long-term liabilities:
Long-term auto loan, less current portion	35,830	35,830	-
Capital lease obligation, less current portion	13,846	13,846	-
Due to shareholder	3,525,723	3,525,723	-
Total long-term liabilities	3,575,399	3,575,399	-

Total liabilities	4,620,301	4,620,301	-

Stand Giant International Limited

Notes to Consolidated Financial Statements

NOTE 17– RESTATEMENT TO REFLECT CORRECTION OF ACCOUNTING ERRORS (CONTINUED)

Commitments and contingencies

Equity
Stockholders’ equity:
Common stock	1,285	1,285
Additional paid-in capital	1,992,400	1,992,400	-
Retained deficit	(184,067)	(184,067)	-
Accumulated other comprehensive income	532,615	532,615	-
Total stockholders’ equity	2,342,233	2,342,233	-

Noncontrolling interest	9,444	9,444	-

Total equity	2,351,677	2,351,677	-

Total liabilities and equity	$6,971,978	$6,971,978	$ -